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                                                                          OMB APPROVAL
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                                                                OMB Number:             3235-0058

                                  UNITED STATES                 Expires:           March 31, 2006
                       SECURITIES AND EXCHANGE COMMISSION       Estimated average burden hours
                             Washington, D.C. 20549             per response.................2.50
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                                                                         SEC FILE NUMBER
                                                                            333-87968
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                                   FORM 12b-25                            CUSIP NUMBER

                           NOTIFICATION OF LATE FILING
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(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR


For Period Ended: March 31, 2007 |_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
================================================================================
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________


PART I - REGISTRANT INFORMATION
CenterStaging Corp.
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Full Name of Registrant
Knight Fuller, Inc.
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Former Name if Applicable

3407 Winona Avenue
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Address of Principal Executive Office (Street and Number)

Burbank, CA  91504
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|  (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
      has been attached if applicable.
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PART III -- NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The Company cannot file its March 31, 2007 Form 10-QSB within the prescribed time period because the Company requires more time to ensure that the Form 10-QSB is complete and accurate.


PART IV-- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


Howard Livingston                      818                         559-4333
-----------------              -------------------             -----------------
     (Name)                        (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that we will report an increase in losses from $4.4 million for the three months ended March 31, 2006 to approximately $5.5 million for the three months ended March 31, 2007. This increase is due to an increase in non-cash employee option costs and anticipated higher non-cash related to financing in the current period.


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                               CenterStaging Corp.
           -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 15, 2007              By  /s/ Howard Livingston
                                     ------------------------------------------
                                     Howard Livingston, Chief Financial Officer




INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.